UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2020

CW PETROLEUM CORP.

(Exact name of issuer as specified in its charter)

Wyoming	20-2765559
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

23501 CINCO RANCH BLVD., SUITE 120-#325

KATY, TEXAS 77494

(Full mailing address of principal executive offices)

(713) 857-8142

(Issuer’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

CW PETROLEUM CORP.

PART II

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this Annual Report on Form 1-K constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Annual Report on Form 1-K identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

●	our business prospects;

●	our contractual arrangements and relationships with third parties;

●	the dependence of our future success on the general economy and its impact on the industries in which we may be involved;

●	the adequacy of our cash resources and working capital, and

●	other factors identified in our filings with the SEC, press releases, if any and other public communications.

Although the forward-looking statements in this Annual Report on Form 1-K are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this Annual Report on Form 1-K or otherwise make public statements updating our forward-looking statements.

Item 1. Business

CW Petroleum Corp, a Wyoming corporation, was originally founded as a Texas corporation by Christopher Williams and began operations in 2011. It reincorporated in Wyoming as a C corporation in April 2018. We supply and distribute Biodiesel, Biodiesel Blends, Ultra Low Sulfur Diesel and Gasoline Blends to distributors and end-users. We intend to sell directly to consumers using fuel stations at convenience stores when we have the resources to do so.

The various aspects of our business and plans are:

Trading/Delivering of Fuels – involves sending a truck to a fuel rack/terminal where it picks up the fuel and delivers it to customers. The customers include retailers, convenience stores that also sell gasoline and diesel fuel and fuel distributors that deliver to their own customers.

We deliver regular gasoline, diesel fuel and biodiesel fuel. We also can deliver nonethanol fuel that uses isobutanol in place of ethanol in Reformulated Gasoline Markets (see paragraph below). If the fuel to be delivered is a biofuel or needs other blending, our truck goes to a blending station to obtain the fuel needed for the blend. The blending is done in the truck and then delivered.

Much of the fuel currently delivered by us needs to be blended. Reformulated gasoline (RFG) is gasoline blended to burn more cleanly than conventional gasoline and to reduce smog-forming and toxic pollutants in the air we breathe. The RFG program was mandated by Congress in the 1990 Clean Air Act amendments. RFG is required in cities with high smog levels and is optional elsewhere. RFG is currently used in 17 states and the District of Columbia. About 30 percent of gasoline sold in the U.S. is reformulated. The Houston-Galveston-Brazoria nonattainment area is required by the Clean Air Act Amendments of 1990 to use RFG. This eight-county area includes Brazoria, Chambers, Fort Bend, Galveston, Harris, Liberty, Montgomery, and Waller Counties. These are the principal areas where we have operated since inception.

1

We have an inventory position at Magellan Terminals and are seeking fuel inventory positions at other terminals and pipelines. The various Terminals require a user to maintain agreed upon amounts of inventory with the terminal. However, our limited resources have limited our ability to make use of these large terminals and pipelines, since large purchases are standard for most terminals.

Our payments to our vendors range from prepayment to net ten-day payments. We bill our customers on a comparable basis.

Currently we own two trucks and four trailers. Our CEO, Christopher Williams negotiates all contracts with customers.

Our plan for the future consists of increasing the number of trucks owned and having the resources to make large shipments through pipelines. In addition, we plan to:

Open a Specialty Bending Facility – which would be opened near a major fuel rack facility. This would allow us to blend biodiesel with diesel fuel needed by our retail customers. It would also permit distributors that pickup diesel fuel from the fuel rack terminal to do the same thing which will provide another source of revenue. Construction of this facility, which will look like the photo below, will probably cost an estimated $500,000 for land, equipment and site work.

Convenience Stores – We plan to open convenience stores that will have fuel islands in their parking lots. The locations of these stores will be in areas inside of the RFG requirement zones and areas near the Gulf of Mexico or lakes used by boat owners. Boat owners often prefer to use non-ethanol fuel because it is more stable and means less engine maintenance costs if the boat is idle for periods of time. These fuels are a bit more profitable for the retailer as well.

2

We would provide all the fuels sold at these convenience stores and initially engage contract management to manage the retail side of the convenience stores.

No assurances can be given as to the likely success that we will have in implementing our plans or, if successful, the timing that it will require.

Regulations and Licenses

We own state and EPA licenses to sell, ship and blend products in many states as follows:

Licensed to Sell Motor Fuel in:

Louisiana: Supplier of Gasoline and Diesel Fuel

Oklahoma: Exporter, Wholesaler, Fuel Vendor

California: Supplier Gasoline and Diesel Fuel

New Jersey: Supplier of Motor Fuels

Pennsylvania – Class 1 Refiner/Wholesaler (All Fuels)

Maryland – Class B Gasoline Dealer

Colorado – Diesel Fuel, Exporter

Arizona – Supplier of Gasoline and Diesel Fuel

Federal Licenses: IRS 637 (Excise Tax) “S” Position Holder, “M” Blender & “AL” Alternative Fueler

Shipper Refined Products: Magellan South and Mountain Pipeline Systems

Kinder Morgan SFPP Pipeline

Colonial Pipeline

EPA Registered Activities #6026: Renewable Fuels Exporter/Oxygenate Blender/Refiner

EPA Licensed Isobutanol Additive Gasoline Blender

Position Holder: (Gasoline & Diesel Fuel)

Magellan Midstream Terminal – East Houston

7901 Wallisville Rd

Houston, TX 77029

Terminal Control# T-76-TX-2831

Competition

There are numerous companies that compete with us. Many of these companies have significantly greater financial resources and name recognition than we do. We compete by offering customers and potential customers direct contact with senior management. In that way, we can deal with customer issues, needs and concerns quickly. We cannot offer any assurances as to the likelihood of succeeding in our efforts.

Employees

We currently have two full-time employees, including Christopher Williams, and one contract worker. They devote 100% of their time to us. Graham Williams works part-time. We currently use contractors to perform all other needed work. Mr. Williams does not have an employment agreement. If and when revenue increases, we will consider hiring additional full-time employees and enter into employment agreements with Mr. Williams and our other employees.

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Facilities

Our address is 23501 Cinco Ranch Blvd., Ste H120 - #325, Katy, Texas 77494. The office space used by us is provided by Christopher Williams at no cost to us. Our main office telephone number is (281) 817-8099.

Litigation

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to our business. These matters may include product liability, intellectual property, employment, personal injury caused by our employees, and other general claims. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Note Regarding Forward-Looking Statements

Certain matters discussed herein are forward-looking statements. Such forward-looking statements contained in this annual report involve risks and uncertainties, including statements as to:

●	our future operating results;

●	our business prospects;

●	our contractual arrangements and relationships with third parties;

●	the dependence of our future success on the general economy and its impact on the industries in which we may be involved;

●	the adequacy of our cash resources and working capital, and

●	other factors identified in our filings with the SEC, press releases, if any and other public communications.

These forward-looking statements can generally be identified as such because the context of the statement will include words such as we “believe,” “anticipate,” “expect,” “estimate” or words of similar meaning. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this Annual Report on Form 1-K and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The following discussion and analysis provides information which management believes to be relevant to an assessment and understanding of the Company’s results of operations and financial condition. This discussion should be read together with the Company’s financial statements and the notes to financial statements, which are included in this Annual Report on Form 1-K.

This management’s discussion and analysis or plan of operation should be read in conjunction with the financial statements and notes thereto of the Company included elsewhere in this Annual Report on Form 1-K. Because of its nature of a development stage company, the reported results will not necessarily reflect the future.

4

Results of Operations for the Years Ended December 31, 2020 and December 31, 2019

Our sales of $7.0 Million in 2020 vs. $6.5 Million in 2019 does not reveal the almost 60% increase in our shipment of refined products last year despite COVID-19. Had oil prices remained at 2019 levels, we would have reported close to $10 million.

The company had profits of $106,839 and an EBITDA of $328,386 for the year ended December 31, 2020.

On March 30, 2021, the Company announced its REG A+ Tier 2 offering statement was declared qualified by the United States Securities and Exchange Commission. The Company will now be able to go ahead with its plan to offer as much as $50,000,000 of its common stock to qualified investors at a $0.75 share price.

As stated in recent press releases, all proceeds will be used to continue with its business plan as follows:

First: introducing its’ Proprietary EPA-approved Reformulated “No Ethanol” Gasoline into the North Eastern USA and Midwest.

Second: the expansion of its’ Refined Products Trading across all USA Refined Products Pipelines its’ currently approved to ship on and other trading platforms.

Third: the expansion of sales of Biodiesel, Renewable Diesel Fuel, and Renewable Gasoline as part of its’ “Green Renewable Fuels Program.”

Fourth: the rapid acquisition of Convenience Stores to become a fully integrated oil company and capture all profits from the Refinery to the Retail Customer. The Company recently engaged a Real Estate Agency to search for possible locations to build its own Convenience stores.

Our long-term goal is be listed on the NASDAQ so we can provide greater market exposure for its shareholders.

We have engaged a global investment bank to raise capital to expand our nationwide growth.

Due to the high working capital requirements for the acquisition of inventory over the last few years, our growth has been limited. With the potential of additional capital from this Offering and recent marketing efforts, our management believes that we will be on track to expand our sales of Biodiesel, Gasoline, Diesel Fuel, and Specialty Fuel Blends utilizing our own trucking operation and the various pipelines on which we are approved to ship refined products.

Our revenue for the year ended December 31, 2020 was $7,043,926, a 8% increase from the year ended December 31, 2019 revenue of $6,501,068. We recognized $107,017 in bonuses or rebates, which we recorded as part of other income in the year ended December 31, 2020 as opposed to $24,387 in the year ended December 31, 2019.

Cost of revenue amounted to $6,004,725 for the year ended December 31, 2020, a 10% increase from the prior year ended December 31, 2019 total of 5,467,765 resulting in part by the increase in sales.

Our gross margin on total costs of revenue amounted to approximately $1,039,201 in the year ended December 31, 2020, a 0% increase from the prior year ended December 31, 2019 total of approximately $1,033,303.

For the year ended December 31, 2020, we produced net income of $106,839 a $153,994 increase from the year ended December 31, 2019 net loss of $47,155 resulting primarily from the significant increase in our operations.

Liquidity

We have no committed sources of funds and will be dependent on funds provided or obtained by the existing shareholders until other sources of funds are obtained. The existing shareholder’s ability to provide funds is limited. All funding to date has been provided by the shareholders, operations and equipment financing.

On December 31, 2020, our cash balance amounted to approximately $572,000 compared to approximately $248,000 at the end of 2019. Our net working capital has increased by approximately $553,999.

5

Cash Flow

Cash generated from operations for the year ended December 31, 2020 amounted to $677,441 a 216% increase from the year ended December 31, 2019. This increase resulted primarily from an increase in net income.

During the year ended December 31, 2020, our cash used in investing activities was $2,245 a decrease from the year ended December 31, 2019, due to the purchase of more fixed assets in 2019.

Cash used in financing activities for the year ended December 31, 2020 was $351,454 due to the deferred offering costs and debt payments on installment notes on transportation equipment offset by proceeds from an SBA loan. Cash used in financing activities for the year ended December 31, 2019 was $119,637 due to debt payments on installment notes on transportation equipment.

Trends

Our only trend information relates to the price of oil. We have a limited capacity of inventory storage and containment facilities which limited our revenue capacity. Therefor increases and decreases in revenue are primarily attributable to the price of diesel fuel and oil.

Critical Accounting Policies

The following are deemed to be the most significant accounting estimates affecting us and our results of operations:

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. CW utilizes a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

Fuel sales are generated as a fuel reseller as well as from on-hand inventory supply. When acting as a fuel reseller, the Company generally purchases fuel from the supplier, and contemporaneously resells the fuel to the customer, normally taking delivery for purchased fuel at the same place and time as the delivery is made to the customer. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

The Company records the sale of fuel-related services on a gross basis as we generally have latitude in establishing the sales price, have discretion in supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

Seasonality

We do not expect a lot of seasonality affecting our business. However, December is likely to have somewhat lower sales than other months.

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Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, as defined in Item 303(a) (4) (ii) of Regulation S-K, obligations under any guarantee contracts or contingent obligations. We also have no other commitments, other than the costs of being a public company that will increase our operating costs or cash requirements in the future.

Item 3. Directors and Officers

Our management consists of:

Name	Age	Title
Christopher Williams	44	President and Director

Graham Williams	76	Director

Greg Roda	60	Director

Christopher Williams – founded the Company as a legal entity and has devoted full-time to it since 2013. With a decade of experience in the energy industry, Mr. Williams brings a vast wealth of knowledge in the physical and financial trading of refined products and renewable fuels. His extensive background with price reporting, acquired during his tenure at Platts/McGraw-Hill, has led him to be pioneer in blending profitability through CWP’s fuel trading and distribution services. Mr. Williams holds a B.S. from the University of Houston.

Graham Williams – has worked with the Company since 2013. Since 2012 he has been president of Tier 3 Capital, a private company that provides equipment loans, working capital loans and accounts receivable financing. Mr. Williams holds a B.S. from Bishop’s University Sherbrook, Quebec, Canada.

Greg Roda – became a director of the Company in 2018. Mr. Roda provides consulting and advisory services to us. Since 2013, he has been chief commercial officer of Gevo Inc., a technology company that produces isobutanol from a genetically modified yeast in retro-fitted ethanol plants and is headquartered in Englewood, CO. Mr. Roda holds a B.S. from the University of Michigan and an M.B.A. from the University of Chicago.

Christopher Williams and Graham Williams are related to each other as father and son.

Possible Potential Conflicts

The OTCQB on which we may have our shares of common stock quoted does not currently have any director independence requirements.

No member of management is contracted by us to work on a full-time basis. Accordingly, certain conflicts of interest may arise between us and our officer(s) and director(s) in that they may have other business interests in the future to which they devote their attention, and they may be expected to continue to do so although management time must also be devoted to our business. As a result, conflicts of interest may arise that can be resolved only through their exercise of such judgment as is consistent with each officer’s understanding of his/her fiduciary duties to us.

Code of Business Conduct and Ethics

We adopted a Code of Ethics and Business Conduct which is applicable to our future employees and which also includes a Code of Ethics for our chief executive and principal financial officers and any persons performing similar functions. A code of ethics is a written standard designed to deter wrongdoing and to promote:

●	honest and ethical conduct;

●	full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements;

●	compliance with applicable laws, rules and regulations;

●	the prompt reporting violation of the code; and

●	accountability for adherence to the code.

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Board of Directors

We currently have three directors, two of whom are not considered independent. Christopher Williams and Graham Williams are related to each other as father and son.

All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected. All officers are appointed annually by the board of directors and, subject to existing employment agreements (of which there are currently none) and serve at the discretion of the board. Currently, a person serving as a director receives no compensation for serving in the role as a director.

If at any point we have an even number of directors, tie votes on issues are resolved in favor of the chairman’s vote.

Involvement in Certain Legal Proceedings

During the past ten years, no present director, executive officer or person nominated to become a director or an executive officer of the Company:

1.	had a petition under the federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he/she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he/she was an executive officer at or within two years before the time of such filing;

2.	was convicted in a criminal proceeding or subject to a pending criminal proceeding (excluding traffic violations and other similar minor offenses);

3.	was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him/her from or otherwise limiting his/her involvement in any of the following activities:

i.	acting as a futures commission merchant, introducing broker, commodity trading advisor commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	engaging in any type of business practice; or

iii.	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws; or

4.	was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of a federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i), above, or to be associated with persons engaged in any such activity; or

5.	was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and for which the judgment has not been reversed, suspended or vacated.

8

Committees of the Board of Directors

We currently have no independent directors. Concurrent with having sufficient independent members and resources, if ever, our board of directors will establish an audit committee and a compensation committee. The audit committee will review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage any stock option plan we may establish and review and recommend compensation arrangements for the officers. No final determination has yet been made as to the size of memberships of these committees or when we will have sufficient members to establish committees. See “Executive Compensation” hereinafter.

All directors will be reimbursed by us for any expenses incurred in attending board meetings provided that we have the resources to pay these fees.

EXECUTIVE COMPENSATION

Summary Table of Executive Compensation

The following table shows, for the period ended December 31, 2020 compensation awarded to or paid to, or earned by, our two officers.

Name and principal position	Year	Salary ($)	Total ($)
Christopher Williams	2020	50,000	50,000

Graham Williams	2020	0	0

We currently have no written employment agreements with our officers.

Graham Williams assists Christopher Williams in numerous aspects of the business. His current hours vary but average about 20 hours per week. It is planned that he will devote full-time to us when the Offering is complete.

Grants of Plan-Based Awards

None of our executive officers received any grants of stock, option awards or other plan-based awards during the year ended December 31, 2020.

Options Exercised and Stock Vested

None of our executive officers has ever been granted or exercised any stock options or unvested stock.

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Item 4. Security Ownership of Management and Certain Securityholders

As of April 29, 2021, we had 13,337,398 shares of common stock outstanding which are held by 60 shareholders. The chart below sets forth the ownership, or claimed ownership, of certain individuals and entities. This chart discloses those persons known by the board of directors to have, or claim to have, beneficial ownership of more than 5% of the outstanding shares of our common stock as of April 29, 2021; of all directors and executive officers of the Company and of our directors and officers as a group (of which there are currently only three persons).

Title of Class	Name, Title and Address of Beneficial Owner of Shares(a)	Amount of Beneficial Ownership(b)	Percent(c)

Series A Preferred Stock	Christopher Williams	1,000,000	100

Preferred	All Directors and Officers as a group (1 person)	1,000,000	100

Common	Christopher Williams	10,000,000	74.98
	Graham Williams	1,000,000	7.50
	Greg Roda	300,000	2.25

Common	All Directors and Officers as a group three persons)	11,300,000	84.72

a)	The address for purposes of this table is our mailing address which is 23501 Cinco Ranch Blvd., Ste H120 - #325, Katy, Texas 77494.

b)	Unless otherwise indicated, we believes that all persons named in the table have sole voting and investment power with respect to all shares of the common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by if options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.

c)	Christopher Williams and Graham Williams are related to each other as father and son.

Item 5. Interest of Management and Others in Certain Transactions

Christopher Williams and Graham Williams are related to each other as father and son.

We issued 1,000,000 shares of Series A Preferred Stock to Christopher Williams at the time of incorporation in Wyoming in exchange for the organization efforts and business plan. The Series A Preferred Stock gives the holder 100 votes per share held on all shareholder votes, each share converts 100 shares of common stock at the option of the holder, and receives dividends, if declared by the Board of Directors.

As of December 31, 2020, we had $295,000 in short-team notes payable from our President.

We lease land for storage of transportation equipment on a month to month lease from our President for $1,500 per month.

Item 6. Other Information

None.

Item 7. Financial Statements

The financial statements required by this Item 7 are included in this Annual Report on Form 1-K on the following page.

10

INDEX TO FINANCIAL STATEMENTS

CW PETROLEUM CORP.

11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

CW Petroleum Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CW Petroleum Corp. (the Company) as of December 31, 2020 and 2019, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the company has suffered net losses from operations in recent years and had a stockholders’ deficit as of December 31, 2020 and 2019, which raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB .

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Going Concern Analysis

As discussed in Note 2, the Company had a going concern due to net losses from operations in recent years and has an accumulated deficit as of December 31, 2020 and 2019.

Auditing management’s evaluation of a going concern can be a significant judgment given the fact that the Company uses management estimates on future revenues and expenses, which are difficult to substantiate.

To evaluate the appropriateness of the going concern, we examined and evaluated the financial information along with management’s plans to mitigate the going concern and management’s disclosure on going concern.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
We have served as the Company’s auditor since 2018

Houston, TX
April 30, 2021

F-1

CW PETROLEUM CORP

Consolidated Balance Sheets

December 31, 2020 and 2019

	2020	2019
ASSETS
Current assets
Cash	$572,217	$248,475
Accounts receivable, net	74,603	177,030
Inventory	127,607	127,607
Deferred offering costs	350,008	-
Other current assets	8,300	2,000
Total current assets	1,132,735	555,112
Property and equipment, net	449,136	526,575
Other assets	10,026	3,234
Total assets	$1,591,897	$1,084,921
LIABILITES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$220,396	$175,664
Short term notes payable – related party	295,000	300,000
Current maturities of long-term debt	125,744	141,852
Total current liabilities	641,140	617,516
Long-term debt, net	494,673	394,668
Total liabilities	$1,135,813	$1,012,184
Shareholders’ equity
Preferred stock –1,000,000 shares authorized, issued and outstanding with a par value of $.0001 per share	100	100
Common stock – 99,000,000 shares authorized, $0.0001 par value 13,304,065 and 12,973,500 issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	1,331	1,297
Stock payable	300	300
Additional Paid-in capital	681,164	404,690
Accumulated deficit	(226,811)	(333,650)
Total shareholders’ equity	456,084	72,737
Total liabilities and shareholders’ equity	$1,591,897	$1,084,921

The accompanying notes are an integral part of these consolidated financial statements

F-2

CW PETROLEUM CORP

Consolidated Statements of Operations

For the Years Ended December 31, 2020 and 2019

	2020	2019
Operations
Revenue
Fuel sales	$7,043,926	$6,501,068
Total revenue	7,043,926	6,501,068
Cost of revenue
Cost of fuel sold	5,651,724	5,253,860
Freight	218,931	81,550
Transport costs	134,070	132,355
Total cost of revenue	6,004,725	5,467,765
Margin on operations	1,039,201	1,033,303
Operating expenses	976,105	1,047,626
Earnings (loss) from operations	63,096	(14,323)
Interest expense	63,900	55,326
Other (income)	(110,138)	(24,387)
Loss before income taxes	109,334	(45,262)

Income tax provision (recovery)
Current	2,495	(1,893)
Deferred	-	-
Total income tax provision (recovery)	2,495	(1,893)
Net income (loss)	$106,839	$(47,155)

Earnings Per Share
Weighted average shares outstanding	13,031,782	11,959,596
Basic and fully diluted earnings (loss) per share	$0.01	$(0.00)

The accompanying notes are an integral part of these consolidated financial statements

F-3

CW PETROLEUM CORP

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2020 and 2019

	Common Stock		Preferred Stock		Paid-In	Stock	Accumulated
Description	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Total
Balance December 31, 2018	11,698,500	1,170	1,000,000	$100	198,567	-	(286,495)	(86,658)
Shares issued for services	1,275,000	127	-	-	206,123	-	-	206,250
Shares issued for cash	-	-	-	-	-	300	-	300
Net income (loss) for the year ended December 31, 2019	-	-	-	-	-	-	(47,155)	(47,155)
Balance December 31, 2019	12,973,500	$1,297	1,000,000	$100	$404,690	$300	$(333,650)	$72,737
Shares issued for services	330,565	34			279,974			280,008
Share buybacks					(3,500)			(3,500)
Net income for the year ended December 31, 2020							106,839	106,839

Balance December 31, 2020	13,304,065	1,331	1,000,000	100	681,164	300	(226,811)	456,084

The accompanying notes are an integral part of these consolidated financial statements

F-4

CW PETROLEUM CORP

Consolidated Statements of Cash Flow

For the Years Ended December 31, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$106,839	$(47,155)
Gain on sale of an asset	(1,120)	-
Depreciation	157,647	161,898
Services paid for with common stock	280,008	206,250
Bad debt expense	(15,000)	-
Changes in
Accounts receivable	117,427	(48,875)
Other current assets	(6,300)	-
Other Assets	(6,792)	-
Accounts payable and accrued expenses	44,732	(57,692)
NET CASH PROVIDED BY OPERATIONS	677,441	214,426

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for purchase of fixed assets	(5,345)	(26,574)
Proceeds sale of asset	3,100	-
NET CASH (USED IN) INVESTING ACTIVITIES	(2,245)	(26,574)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of stock	-	300
Buybacks of shares	(3,500)	-
Proceeds from SBA loan	149,900	-
Deferred offering costs	(350,008)	-
Principal payments on debt	(142,846)	(119,937)
Principle payments on debt – related party	(5,000)	-
CASH FLOWS (USED IN) FINANCING ACTIVITIES	(351,454)	(119,637)
Change in cash and cash equivalents	323,742	68,215
Beginning of year	248,475	180,260
End of year	$572,217	248,475

Supplemental disclosures
Cash paid for income taxes	$-	-
Cash paid for interest	$73,995	55,326

Non-cash financing and investing activities
Installment notes issued for property acquisitions	$76,843	348,053
Property and equipment acquired with related party debt	$-	5,000

The accompanying notes are an integral part of these consolidated financial statements

F-5

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

CW Petroleum Corp (CW or the Company) was incorporated in the state of Texas in 2005 and supplies biodiesel, biodiesel blends, ultra-low sulfur diesel and gasoline blends to distributors and end users. It reincorporated in Wyoming in April 2018.

The transaction in which CW became a Wyoming C corporation has been accounted for in a manner similar to a recapitalization for financial reporting purposes. The accompanying financial statements have been prepared as if the transaction had occurred on the first day of the first period included in the financial statements, and all operating data represents an ongoing continuation of the Company’s operations.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, CW Fuel Transport Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could materially differ from estimated amounts. We evaluate our estimated assumptions based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Reclassifications

Certain amounts in the consolidated financial statements for the prior year have been reclassified to conform to the current year presentation. These reclassifications had no impact on net earnings, financial position, or cash flows.

Cash and Cash Equivalents

Our cash equivalents consist principally of overnight investments, bank money market accounts and bank time deposits which have an original maturity date of less than 90 days. These securities are carried at cost, which approximates market value. There were no cash equivalents as of December 31, 2020 or 2019.

Accounts Receivable and Allowance for Bad Debt

CW performs ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of our customer’s credit information. We extend credit on an unsecured basis to most of our customers. Accounts receivable are deemed past due based on contractual terms agreed to with our customers. Although we analyze customers’ payment history and creditworthiness, we cannot predict with certainty that the customers to whom we extend credit will be able to remit payments on a timely basis, or at all. Because we extend credit on an unsecured basis to most of our customers, there is a possibility that any accounts receivable not collected will ultimately need to be written off. CW continuously monitors collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions affecting our customers and any specific customer collection issues that we have identified.

F-6

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. CW utilizes a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Fair Value of Financial Instruments

Financial instruments include accounts receivable, accounts payable and notes payable and are considered reflected a market value based on the short-term nature of these instruments.

Deferred Offering Costs

Deferred offering costs consist primarily of legal, accounting and other direct and incremental fees and costs related to the Company’s Investment Bank, Cappello Global, LLC. At December 31, 2020, deferred offering costs of $350,008 were recorded to the consolidated balance sheet.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets which are all five years.

Costs of major additions and improvements are capitalized while expenditures for maintenance and repairs, which do not extend the life of the asset, are expensed. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is credited or charged to income. Long-lived assets held and used by us are reviewed based on market factors and operational considerations for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. Since ASU 2014-09 was issued, several additional ASUs have been issued to clarify various elements of the guidance. These standards provide guidance on recognizing revenue, including a five-step model to determine when revenue recognition is appropriate. The standard requires that an entity recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement. Based on this evaluation, adoption does not have a material impact on our financial position, results of operations, or cash flows. Related disclosures have been expanded in line with the requirements of the standard.

F-7

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and income tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the income tax provision in the period that includes the enactment date.

CW must assess the likelihood that its deferred tax assets will be recovered from our future taxable income, and to the extent CW believes that recovery is not likely, CW must establish a valuation allowance against those deferred tax assets. Deferred tax liabilities generally represent items for which CW has already taken a deduction in our income tax return, but we have not yet recognized the items as expenses in our results of operations.

The state of Texas has a franchise tax based on earnings. This tax is considered a local income tax and is expensed in the year incurred.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income attributable to CW Petroleum Corp and available to common shareholders by the sum of the weighted average number of shares of common stock. Diluted earnings per common share is computed by dividing net income attributable to us and available to common shareholders by the sum of the weighted average number of shares of common stock and the number of additional shares of common stock that would have been outstanding if our outstanding potentially dilutive securities had been issued. We currently have no common stock equivalents.

Recent Accounting Pronouncements

In 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) guidance on leases, with amendments issued in 2018. The guidance requires lessees to recognize most leases on the balance sheet but does not change the manner in which expenses are recorded in the income statement. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The two permitted transition methods under the guidance are the modified retrospective transition approach, which requires application of the guidance for all comparative periods presented, and the cumulative effect adjustment approach, which requires prospective application at the adoption date. The Company adopted the standard on January 1, 2019. The Company does not have any long-term lease as of December 31, 2020, as such the adoption of the standard has no impact on the Company’s financial statement and disclosures.

There are no other recently issued accounting pronouncements that the Company has yet to adopt that are expected to have a material effect on its financial position, results of operations, or cash flows.

NOTE 2 – Going Concern

As reflected in the accompanying financial statements, the Company had net losses for several recent years and has an accumulated deficit of $226,811 as of December 31, 2020. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

F-8

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

The ability of the Company to continue as a going concern is dependent on Management’s plans which include further implementation of its business plan and continuing to raise funds through debt or equity financings. The Company will likely rely upon related party debt or equity financing in order to ensure the continuing existence of the business.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 - Accounts Receivable

CW has accounts receivable of $82,721 and $200,148 net of an allowance for bad debt of $8,118 and $23,118, as of December 31, 2020 and 2019, respectively. Accounts receivable are written-off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

The following table sets forth activities in our allowance for bad debt:

Description	December 31, 2020	December 31, 2019
Balance as of beginning of period	$23,118	$21,349
Charges to provision for bad debt	(15,000)	1,769
Write-off of uncollectible accounts receivable	-	-
Recoveries of bad debt	-	-
Balance as of end of period	$8,118	$23,118

Note 4 – Inventories

Inventories as of December 31, 2020 and 2019, consists of the following:

Description	December 31, 2020	December 31, 2019
Tank Heel Inventory	$127,607	$127,607
Total	$127,607	$127,607

Tank heel inventory represents the cost of fuel maintained in storage tanks owned by other parties to assure maintenance of capacity.

Note 5 - Property and Equipment

The amount of property and equipment as of December 31, 2020 and 2019, consist of the following:

Description	December 31, 2020	December 31, 2019
Furniture, fixtures and equipment	$17,932	$25,222
Transportation equipment	1,019,330	993,926
Total property cost	$1,037,262	$1,019,148
Accumulated depreciation	588,126	492,573
Property and equipment, net	$449,136	$526,575

For the year ended December 31, 2020 and 2019, CW recorded depreciation expense of $157,647 and $161,898, respectively. We acquired equipment of $82,188 and $379,627 during the year ended December 31, 2020 and 2019 respectively. In 2020, we had net disposals of $1,980 and recognized a gain on sale of asset of $1,120.

F-9

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

NOTE 6 - Debt

CW has installment notes payable secured by our transportation equipment. Interest rates range from 2% to 18% per annum and averaged 8.14% and 6.98% as of December 31, 2020 and 2019, respectively. The terms of these notes range from 36 to 72 months and average 59. In 2020, CW acquired notes of $76,843 for property and equipment and made repayments of $142,846 and acquired notes of $353,053 for property and equipment and made repayments of $119,937 in 2019. The balances of these notes payable as of December 31, 2020 and 2019 were $620,417 and $536,520, respectively.

Economic Injury Disaster Loan

On May 31, 2020, The Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the SBA under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business.

Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL Loan is up to $149,900, with proceeds to be used for working capital purposes. The Company has secured an EIDL loan in the amount of $150,000. Interest accrues at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date of each advance. Installment payments, including principal and interest, are due monthly beginning May 31, 2021 (twelve months from the date of the SBA Note (defined below)) in the amount of $731. The balance of principal and interest is payable thirty years from the date of the SBA Note. In connection therewith, the Company received a $2,000 advance, which does not have to be repaid and was recorded as a portion of other income for the year ended December 31, 2020. As of December 31, 2020, CW had debt from the SBA loan of $149,900.

As of December 31, 2020, the aggregate annual maturities of debt are as follows:

Year Ending December 31, 2020	Amount
2021	$125,744
2022	121,978
2023	91,965
2024	79,131
2025	51,101
Thereafter	150,498
Total	$620,417

Note 7 – Income Taxes

The income tax provision for the years ended December 31, 2020 and 2019 reflect current tax payments for state franchise taxes which are considered an income tax. There are no provisions or recoveries for current or deferred federal income taxes.

F-10

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

A reconciliation of the U.S. federal statutory income tax rate to our effective income tax rate is as follows:

Description	2020	2019
Tax provision at federal statutory tax rate	$22,436	$16,531
Permanent and temporary differences	44,844	6,763
Change in valuation allowance	(67,280)	(23,294)
Federal income tax provision	$-	$-

The statutory rates noted above were 21% in 2020 and 2019.

Deferred tax assets consisted of the following at December 31, 2020 and 2019.

Description	2020	2019
Deferred tax assets
Net operating loss carryforward	$733,433	$1,093,815
Deferred tax at 21% statutory rate	162,421	229,701
Less: valuation allowance	(162,421)	(229,701)
Net deferred tax asset	$-	$-

As of December 31, 2020 CW has net operating losses (“NOLs”) of approximately $773,433. This NOL expires according to the following table:

Year Ending December 31,	Amount
2038	205,471
Indefinite	567,962
Total	$773,433

CW assessed the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2020, a valuation allowance of $162,421 has been recorded to recognize the portion of the deferred tax asset that is more likely than not to be realized, which is zero. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as growth projections.

Open tax years that could potentially be examined and changed by the IRS are 2013-2019, 2020 has not yet been filed.

Note 8 – Related Party Transactions

Short term notes payable includes $295,000 and $300,000 as of December 31, 2020 and 2019, respectively, of loans from related parties. Interest expense of $23,600 was accrued for the year ended December 31, 2020 and $23,600 was accrued for the year ended December 31, 2019.

The Company leases land for storage of transportation equipment on a month to month lease from its President for $1,500 per month.

F-11

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Note 9 – Stockholders’ Equity

During the year ended December 31, 2020, the Company issued an aggregate of 155,560 shares of common stock for services to be rendered which along with $70,000 cash payments was recorded as deferred offering costs totaling $350,008 on the consolidated balance sheet. These shares were valued at the closing price of $1.80 per share on the agreement date.

During the year ended December 31, 2020, 175,005 common stock shares were issued but not recorded due to the shares relating to 2021 services to be provided.

During the year ended December 31, 2020, the Company bought back an aggregate of 1,400 shares of common stock for a price of $2.50 per share. As of December 31, 2020 the shares have not yet been returned to the Company.

During the year ended December 31, 2019, the Company issued an aggregate of 1,275,000 shares of common stock for services. These shares were valued at observable market prices for the services rendered. The Company recorded $206,250 in consulting fees for these services. The Company also received $300 for stock payable to a shareholder during the year ended December 31, 2019.

Note 10- Supplemental Cash Flow Disclosures

Supplemental cash flow disclosures for the year ended December 31, 2020 and 2019, are as follows:

Description	2020	2019
Cash payments for
Income taxes	$-	$-
Interest	$73,995	$55,326
Non-cash financing and investing activities
Installment notes issued for property acquisitions	$76,843	$348,053
Property and equipment acquired with related party debt	$-	$5,000

Note 11 – Concentrations

Accounts receivable as of December 31, 2020 are concentrated among three customers representing 54%, 25% and 21% of accounts receivable. Accounts receivable as of December 31, 2019 are concentrated among three customers representing 75%, 14% and 11% of accounts receivable.

Revenue includes a significant concentration among customers for the year ended December 31, 2020 in which one customer represented 80% of revenue.

Revenue includes a significant concentration among customers for the year ended December 31, 2019 in which two customers represent 73% and 16% of revenue.

Note 12 – Subsequent Events

Subsequent events have been evaluated through April 30, 2021, the date these financial statements were available to be released and noted no other events requiring disclosure.

F-12

Item 8. Exhibits

Index to Exhibits

Exhibit Number	Exhibit Description
2.1**	Articles of Incorporation
2.2**	Amendment to Articles of Incorporation
2.3*	By-Laws
4.1**	Subscription Agreement
14.1*	Code of Ethics

* Previously filed on Post-Qualification Amendment No. 1 filed on September 30, 2019.

** Previously filed on Form 1-A filed on February 9, 2021.

12

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW PETROLEUM CORP

By:	/s/ Christopher Williams

Date:	April 30, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Christopher Williams

Date:	April 30, 2021

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